UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

INFOCUS CORPORATION

(Name of Subject Company)

INFOCUS CORPORATION

(Name of Person Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Robert G. O’Malley

President and Chief Executive Officer

InFocus Corporation

27500 SW Parkway

Wilsonville, Oregon 97070

(503) 685-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Robertson

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, Washington 98101

(206) 464-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on April 27, 2009 by InFocus Corporation. The Amendment provides updated information with respect to an unsolicited proposal, originally received by InFocus on April 20, 2009, related to a potential acquisition of InFocus by a third-party.

Items 4 and 7.

Items 4 and 7 of the Schedule 14D-9 are hereby amended and supplemented by adding the following disclosure:

“Throughout the period from April 23, 2009 through May 14, 2009, InFocus and its representatives engaged in discussions with the party that submitted an unsolicited Takeover Proposal on April 20, 2009 (the “Alternative Proposal”), including extensive negotiations concerning the terms and conditions of the Alternative Proposal and discussions concerning legal and business due diligence matters. However, the party submitting the Alternative Proposal has failed to submit a binding proposal for the acquisition of the Company. Additionally, the transaction contemplated by the Alternative Proposal would have been subject to the receipt of various foreign regulatory approvals, the availability and timing of which would have been subject to substantial uncertainties.

Accordingly, the InFocus Board has rejected and recommended against the Alternative Proposal, and InFocus has ceased discussions with the person submitting the Alternative Proposal. The InFocus Board hereby affirms its unanimous recommendation that the InFocus shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve the Merger and approve and adopt the Merger Agreement.”

Item 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(11) Press release issued by the Company on May 15, 2009.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9/A is true, complete and correct.

INFOCUS CORPORATION

By:	/s/ Robert G. O’Malley
Robert G. O’Malley
President and Chief Executive Officer